SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Explanatory Note

This form amends the Form 6-K furnished on May 8, correcting the name in the signature slot. The prior Form 6-K listed Lucas Machado Lira as our Chief Financial and Investor Relations Officer, but it should refer to Guilherme Fleury de Figueiredo Ferraz Parolari. The necessary revisions have been made to address this issue.

AMBEV S.A.
CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Ambev S.A. (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on May 7, 2025, the members of the Company’s Board of Directors approved the distribution of dividends in the amount of R$ 0.1280 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of March 31, 2025 (the preparation of which was determined by the Board of Directors also at the meeting held on May 7, 2025) of which the amount corresponding to the profit recorded in the period from January 1st to March 31, 2025 will be allocated to the minimum mandatory dividends for the 2025 fiscal year and the remainder will be allocated to the Investment Reserve constituted in previous fiscal years, without income tax withholding, pursuant to applicable law.

The aforementioned payment shall be made on July 7, 2025, considering the shareholding position of May 15, 2025 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and May 19, 2025 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including May 16, 2025.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account. Shareholders who have not provided such indication shall receive from Banco Bradesco S.A., as depositary bank, at their stated address, a notice containing information with respect to the payment. Such notice shall be presented at one of Banco Bradesco’s branches along with the appropriate deposit instructions. Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, May 7, 2025.

Ambev S.A.
Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

This release contains forward-looking statements within the meaning of applicable federal securities laws that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These statements, including without limitation, statements about our plans, strategies, prospects, and expectations regarding future distribution of dividends, are forward-looking statements that involve certain risks and uncertainties. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events. Accordingly, you should not place undue reliance on the forward-looking statements contained in this release. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, except where expressly required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer